PETER J. EKBERG PEkberg@faegre.com (612) 766-8505

May 29, 2007

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:            Pamela A. Long

Assistant Director

Re:	Advanced BioEnergy, LLC
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333 -137299

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit the accompanying amendment no. 5 to the registration statement referenced above (“Amendment No. 5”) which was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 5 pursuant to Rule 101(a)(2)(i) of Regulation S-T.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.

To assist the staff in reviewing Amendment No. 5, we are delivering, by overnight mail to Mr. Franker, a copy of this letter and four bound copies of Amendment No. 5, which have been marked to show changes from amendment no. 4 to the registration statement previously filed with the Commission.

ORAL COMMENT FROM M. FRANKER

1.                                      Please provide updated audited financial statements of Heartland Grain Fuels as of the date of the first step of the acquisition, as discussed with respect to your Form SB-2 registration statement, SEC File No. 333-137299.

As discussed with Matt Franker, the Company has included the audited financial statements of Heartland Grain Fuels as of October 31, 2006.  The Company represents that there were no material differences between the financial statements of Heartland Grain Fuels as of October 31, 2006 and November 8, 2006, the date of the first step of the acquisition.

ADDITIONAL UPDATES

Below is a summary of certain updates to the registration statement that are included in Amendment No. 5:

•             The Company recently issued a $10 million convertible note to Ethanol Investment Partners, LLC, which was described in a Form 8-K, as well as the Company’s final recent amendment to its registration statement on Form S-4 (File No. 333-139990), which was declared effective on May 3, 2007.

•             Since the Company raised $10 million through the sale of the convertible note to Ethanol Investment Partners, the Company believes it only needs to raise $30 million in this offering to complete its Aberdeen plant expansion.  Therefore, the Company decreased the minimum amount in this offering to $30 million from $40 million.  In addition, the use of proceeds was modified to reflect this change.

•             On May 14, 2007, the Company completed it acquisition of Heartland Producers’ interests in Heartland Grain Fuels, L.P. and its general partner, Dakota Fuels, Inc.; therefore, the Company is now the sole owner of Heartland Grain Fuels.  The Company has updated the registration statement to reflect this closing.  In addition, the Company combined the separate MD&A’s for the Company and Heartland Grain Fuels into one MD&A.

STATUS OF REVIEW OF FORM SB-2 BY STATE SECURITIES DEPARTMENTS

Florida:  The Company’s registration will be effective upon its declaration of effectiveness by the Commission.

Illinois: The Company has received notice from the state of Illinois that the registration will be effective upon its declaration of effectiveness by the Commission.

Iowa:  The Company’s registration will be effective upon its declaration of effectiveness by the Commission.

Indiana:  The Company’s registration will be effective upon its declaration of effectiveness by the Commission.

Kansas:  The Company has received notice from the state of Kansas that the registration will be effective upon its declaration of effectiveness by the Commission, after the changes in Amendment No. 5 are reviewed.

Kentucky:  The Company’s registration will be effective upon its declaration of effectiveness by the Commission.

Ohio:  The Company has received preliminary comments from the state of Ohio and will provide copies of the comments to the Commission.  The Company has been in discussions with Ohio regarding approaches for responding to Ohio’s comments; however, to date the Company has not formally responded to Ohio’s comments.

Missouri:  The Company has received notice from the state of Missouri that the registration will be effective upon its declaration of effectiveness by the Commission, after the changes in Amendment No. 5 are reviewed.

Nebraska:  The Company has received comments from the state of Nebraska to which it has responded informally.  Upon the filing of Amendment No. 5 with the Commission, the Company will simultaneously send Amendment No. 5 to Nebraska for review.  The Company has been told that Amendment No. 5 addresses all outstanding comments from Nebraska.

North Dakota:  The Company’s registration will be effective upon its declaration of effectiveness by the Commission.

South Dakota:  The Company’s registration will be effective upon its declaration of effectiveness by the Commission.

Wisconsin:  The Company has not received comments from the state of Wisconsin, and its registration will be effective upon its declaration of effectiveness by the Commission.

We wish to thank the Staff for promptly completing its review of the Registration Statement.

If we can facilitate the Staff’s review of Amendment No. 5, or if the Staff has any questions on any of the information set forth herein, please telephone Jonathan Zimmerman at (612) 766-8419 or Peter Ekberg at (612) 766-8505.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ Peter J. Ekberg

Peter J. Ekberg

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)
Jonathan R. Zimmerman